October 6, 2006

Mr. Kevin Stertzel
C/o United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C.
20549

Re: File #1-32475

Dear Mr. Stertzel,

We acknowledge receipt of your letter of September 12, 2006 regarding the 2005 Form 20-F for Birch Mountain Resources Ltd. ("Birch") for the fiscal year ended December 31, 2005.

We have included a red-line copy and a clean copy of our Form 20-F, as amended, for ease of reference to the changes made to the documents detailed below.

Following are our responses to your comments which are numbered in accordance with your letter of September 12, 2006. Please note that all page references below refer to the original 20-F as filed on March 29, 2006 as mentioned in your letter.

Form 20-F for the Fiscal Year ended December 31, 2005

Key Information

1.      Selected Financial Information, page 7 - we have amended our table to clearly label the line item as interest income.

Risk Factors

2.     Birch is currently in the Development Stage, page 8 - Our financial statements were prepared in accordance with Canadian GAAP. CICA AcG 11.29 requires the Company to disclose that it is in the development stage. This disclosure is made in Note 1 of the financial statements. We also have added disclosure in the US GAAP note 22 of the financial statements to explain Birch is an exploration stage company according to US GAAP. Our financial statements do not include any headers and we feel that our disclosures regarding the difference between Canadian and US GAAP are adequate and that readers will be able to distinguish that we are in the development stage under Canadian GAAP and in the exploration stage under US GAAP.

Operating Results

3.     General and Administrative Expenses, page 30 - Yes, this is a non-GAAP measure, however, the only items reflected as adjustments are non-cash expenses. This paragraph provides variance of total expenses prior to adjustment so the reader can see both G&A and adjusted G&A. The term "adjusted" has been replaced by "cash" to correct the disclosure.

4.      Mineral Exploration Costs, page 31 - The reference to the opening of the quarry has been removed. The costs were related to the excavation and removal of overburden related to the road construction site for access to non-saleable sub-grade material which was excavated and used in the construction of our roads and scale foundations. Emerging Issues Task Force Issue No 04-6 (EITF 04-6) deals with the accounting for stripping costs incurred during production in the mining industry and requires companies to reflect actual stripping costs in the cost of their product. The Company was not in the production phase of development until March 2006.

5.     Quantitative and Qualitative Disclosures about Market Risk, page 51 - Birch has disclosed the risks associated with commodity price risk on page 10 under the heading "Price Risks May Affect the Marketability of Products Produced and the Company's Financial Results". Birch did not have any sales as at December 31, 2005 and, therefore, quantitative disclosures were not possible. Additional disclosure regarding exchange risk has been added.

Controls and Procedures

6.    Changes in Internal Control over Financial Reporting, page 52 - The necessary wording was added to address your review point.

Financial Statements

7.    Report of Independent Auditor, page 3 - Our auditor has re-titled their audit report.

8.    Report of Independent Registered Public Accounting Firm, page 3 - the Document has been repaginated and the page numbers for the notes have been corrected.

9.    Meyers Norris Penney LLP will reissue their audit report and add reference to their July 25, 2005 date that the restatement notes relate to the December 31, 2004 financial statements.

10.  Consolidated Balance Sheet, page 4 - Restricted cash relates to securitized investments that allow the Company to borrow under a letter of credit with its Bank. The letter of credit is issued to the Alberta Government as bond for future asset retirement obligations ("ARO"). The ARO is revised annually and the related security is renewed annually. It is management's option on how to place the necessary security with the Alberta Government and as the Company matures, the requirement for cash security on its credit line will likely be removed and hence restricted cash will become unrestricted. Birch feels the current disclosure is appropriate.

11.    Long-term asset, page 4 - the line has been modified to Long-Term Prepaid to better identify the nature of the asset.

Consolidated Statements of Cash Flows, page 6

12.    Advances on share subscriptions upon the exercise of options - An employee and the agent on a financing each exercised stock options just prior to the end of the year with full payment for the shares to be issued upon exercise of such options having been received by Birch Mountain by cheque. The transactions were accounted for in this manner as the cheques were not deposited in Birch Mountain's bank account until January 2006 due to the bank being closed over the New Year's holiday.

13.    Mineral Exploration Costs, page 31 and Note 7 reconciliation - Mineral exploration costs capitalized in Note 7 of the financial statements and on page 31 (2005-$10,279,606 and 2004-$3,153,233) include non-cash items (asset retirement obligations) or items that are included in the operating section of the Statement of Cash Flow (amounts paid to employees including capitalized stock based compensation). 2005 capitalized amounts included some large accruals in accounts payable related to mineral properties development. Therefore, the total amount included in Note 7 and on page 31 is much higher than the actual cash flows.

Note 2 - Significant accounting policies

14.   (g) Asset Retirement Obligation, page 64 - There was an accrual for the ARO, however, there was no accretion expense since the Birch quarry was not in production. The wording has been amended to state that there was no accretion expense on the financial statements. The expense would have been $360,000/66yr life = $5,455.

15.   Note 13 - Deficit, page 70 - The reduction in stated capital does not qualify as a quasi-reorganization, see ARB 43, Chapter 7A. If this were a quasi reorganization, all the assets and liabilities would have to be stated at fair values and this was not the case. We have already disclosed this as a Canadian versus US GAAP difference in the US GAAP note.

16.    Note 20 - Segmented Information, page 74 - Proper descriptions added.

17.   Note 22 - Material differences between Canadian and U.S. GAAP, page 75 - We understand that the SEC recommends that a company have proven and probable reserves under Industry Guide 7 before capitalizing costs associated with mineral development. During 2005, management believed that the Company was at a sufficient stage of development, with a supporting prefeasibility independent report placing a NPV on our mineral deposit of $698M Canadian, that the costs incurred met the definition of an asset and as such began capitalizing costs for US GAAP.

However, in following up on your comment, Birch has reviewed alternate sources of US GAAP which are not clearly defined in FASB pronouncements or associated EITFs. Birch now believes that we have not established proven or probable reserves in accordance with SEC Industry Guide 7. The Company did not have the applicable permits in place for the Hammerstone Project and did not have any sales contracts in place. Accordingly, Birch has determined that under U.S. GAAP, expenses on mineral properties should be expensed as incurred and has made the appropriate changes to the US GAAP note.

18.    Addressed in point 17 above.

19.   Impairment of Capitalized Development Costs - The Company disclosed the financial analysis in respect of our mineral reserves on page 19. A prefeasibility level study was preformed by AMEC in 2005 and estimated project cash flows were used to determine the pre-tax net present value of the project. AMEC's base-case financial analysis indicated that the pre-tax NPV was $697,843,000 using a 7% discount rate (Table 4-3, page 19). The Company reviewed this NPV and compared it to the $13,768,974 of capitalized development costs on the financial statements and taking into account market interest via customer order inquiries, management determined that there was no impairment.

Engineering Comments

20.    General Cover Page - Commission File number and fiscal year end date fixed.

21.   Birch is currently in the development stage, page 8 - The financial statements are prepared in accordance with Canadian GAAP and we are a development stage enterprise as we meet the reserve definition under NI 43-101. Birch has added increased disclosure in the US GAAP note to explain this as a Canadian/U.S. GAAP difference.

22.    Sales and Revenues, pages 8, 14 and 18 - Statements have been added to state that "sales are expected to commence in 2006".

23.    Initial quicklime plant development, page 18 - "per year" changed to "per day".

24.   Reconciliation of Canadian and U.S. Mineral reserve estimates, page 28 - Additional disclosure has been added to describe the classification standards followed, their calcium carbonate content and other appropriate measurements as applicable.

25.    Material Differences between Canadian and U.S. GAAP, page 75 - Appropriate wording added to paragraph (a) to clarify.

We appreciate your comments and constructive suggestions concerning disclosure in our Form 20-F. We trust the above, and enclosed, fully address your comments. Birch will await your further review before filing the amended Form 20-F and issuing the necessary press release to highlight material changes.

Yours truly,
Birch Mountain Resources Ltd.

Hansine Ullberg
Vice President Finance & CFO